UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

UBS AG

c/o UBS Investment Bank

677 Washington Boulevard

Stamford, CT 06901

UBS IB Co-Investment 2001 GP Limited

c/o UBS Investment Bank

677 Washington Boulevard

Stamford, CT 06901

UBS Financial Services Inc.

1200 Harbor Boulevard

Weehawken, NJ 07086

UBS Alternative and Quantitative Investments LLC

677 Washington Boulevard

Stamford, CT 06901

UBS Willow Management, L.L.C.

UBS Eucalyptus Management, L.L.C.

UBS Juniper Management, L.L.C.

299 Park Ave., 29th Floor

New York, NY 10171

UBS Global Asset Management (Americas) Inc.

One North Wacker Drive

Chicago, IL 60606

UBS Global Asset Management (US) Inc.

1285 Avenue of the Americas, 12th Floor

New York, NY 10019

UBS Securities Japan Co., Ltd.

c/o UBS Investment Bank

677 Washington Boulevard

Stamford, CT 06901

APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT File No. [ ]

UBS 9(c)

UBS AG, UBS IB Co-Investment 2001 GP Limited (“ESC GP”), UBS Financial Services Inc. (“UBSFS”), UBS Alternative and Quantitative Investment LLC (“UBS Alternative”), UBS Willow Management, L.L.C. (“UBS Willow”), UBS Eucalyptus Management, L.L.C. (“UBS Eucalyptus”), UBS Juniper Management, L.L.C. (“UBS Juniper”), UBS Global Asset Management (Americas) Inc. (“UBS Global AM Americas”), UBS Global Asset Management (US) Inc. (“UBS Global AM US”), and UBS Securities Japan Co., Ltd. (“UBS-SJC”), (each an “Applicant” and collectively the “Applicants”),1 each hereby applies pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) a temporary order granting an exemption from Section 9(a) of the Act pending the determination of the Securities and Exchange Commission (the “Commission”) on this application (“Application”) for permanent exemption (the “Temporary Order”) and (ii) a permanent order exempting them from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Orders”) in respect of the conviction of UBS Securities Japan Co., Ltd. (the “Settling Firm”). The Settling Firm is also a party to this Application.2

As set forth below, the Applicants collectively serve as investment adviser (as defined in Section 2(a)(20) of the Act) to over one hundred management investment companies registered under the Act or series thereof (“Funds”) and employees’ securities companies (“ESCs”), as principal underwriter (as defined in Section 2(a)(29) of the Act) to ten open-end registered investment companies under the Act (“Open-End Funds”), and as co-principal underwriter to numerous unit investment trusts registered under the Act (“UITs”) (such activities, collectively,

[1]	A list of the registered investment companies to which the Applicants serve as investment adviser, sub-adviser, manager, or principal underwriter as of October 31, 2012 (or September 30, 2012 in the case of UBS Global AM Americas and UBS Global AM US) is contained in Annex A.
[2]	The Settling Firm does not serve as an investment adviser, depositor or principal underwriter to any registered investment company.

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“Fund Service Activities”).3 While no existing company of which the Settling Firm is an “affiliated person” within the meaning of Section 2(a)(3) of the Act (“Affiliated Person”) (other than the Applicants) currently serves as an investment adviser or depositor of any investment company registered under the Act (“RIC”) or ESC, or principal underwriter for any Open-End Fund, UIT, or face-amount certificate company registered under the Act (“FACC”), Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which the Settling Firm is an Affiliated Person and to any other company of which the Settling Firm may become an Affiliated Person in the future (together with the Applicants, the “Covered Persons”). Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

I.	Background

A.	Applicants

UBS AG, a company organized under the laws of Switzerland, is a Swiss-based global financial services firm. UBS AG and its subsidiaries provide global wealth management, securities, and retail and commercial banking services. UBS AG provides investment advisory services to two ESCs.4

ESC GP, a company established under the laws of the Cayman Islands, is the general partner of the ESCs and provides investment advisory services to the ESCs.5 ESC GP is a direct, wholly owned subsidiary of UBS AG. The ESCs were established to provide investment opportunities for highly compensated key employees, officers, directors and current consultants of UBS AG and its affiliates.

[3]	None of the Applicants act as investment adviser, depositor or principal underwriter to registered face-amount certificate companies or act as investment adviser or depositor to registered unit investment trusts.
[4]	UBS AG does not receive any compensation for the investment advisory services provided to the ESCs.
[5]	The ESC GP does not receive any compensation for the investment advisory services provided to the ESCs.

UBS 9(c)	3

UBSFS is a corporation organized under the laws of Delaware. UBSFS provides a wide range of wealth management services, including financial planning and wealth management consulting, asset-based and advisory services and transaction-based services to clients in the United States and throughout the world. UBSFS is the co-principal underwriter of the UITs listed in Part 4 of Annex A, which hold, in the aggregate, approximately $60,612,970 of assets as of December 18, 2012. UBSFS is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934 (the “Exchange Act”) and is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). UBSFS is an indirect, wholly-owned subsidiary of UBS AG.

UBS Alternative, a Delaware limited liability company, is a wholly-owned subsidiary of UBS AG. UBS Alternative is the investment adviser to the Funds listed in Part 1-A of Annex A. The assets under management of the Funds for which UBS Alternative provides investment advisory services is approximately $1,352,797,068 as of October 31, 2012.

UBS Alternative is also managing member of UBS Willow, UBS Eucalyptus, and UBS Juniper (collectively, the “UBS Alternative Managers”), each of which is a Delaware limited liability company registered as an investment adviser under the Advisers Act. The UBS Alternative Managers are each indirect, majority-owned subsidiaries of UBS AG. The UBS Alternative Managers are investment advisers to the Funds listed in Part 1-B of Annex A. The assets under management of the Funds for which the UBS Alternative Managers provide investment advisory services is approximately $166,500,414 as of October 31, 2012.

UBS 9(c)	4

UBS Global AM US and UBS Global AM Americas are corporations organized under the laws of Delaware. UBS Global AM Americas is registered as an investment adviser under the Advisers Act. UBS Global AM US is registered under the Exchange Act as a broker-dealer. UBS Global AM US and UBS Global AM Americas are each indirect, wholly owned subsidiaries of UBS AG. UBS Global AM Americas provides investment advisory services to the Funds listed in Part 2 of Annex A. The assets under management of the Funds for which UBS Global AM Americas provides investment advisory services is approximately $78 billion as of September 30, 2012. UBS Global AM US serves as principal underwriter to the Open-End Funds listed in Part 3 of Annex A.

UBS-SJC, a company organized under the laws of Japan, is a wholly-owned subsidiary of UBS AG. UBS-SJC engages in the investment banking and securities businesses.

B.	The Information, the Plea Agreement and the Judgment

On December 19, 2012, the Fraud Section of the Criminal Division of the United States Department of Justice (the “Department of Justice”) filed a one-count criminal information (the “Information”) in the District Court of Connecticut (the “District Court”) charging wire fraud, in violation of Title 18, United States Code, Sections 1343 and 2. The Information charges that between approximately 2006 and at least 2009, the Settling Firm engaged in a scheme to defraud counterparties to interest rate derivatives trades executed on its behalf by secretly manipulating benchmark interest rates to which the profitability of those trades was tied. The Information charges that, in furtherance of this scheme, on or about February 25, 2009, the Settling Firm committed wire fraud in violation of Title 18, United States Code, Sections 1343 and 2 by transmitting, or causing the transmission of, (i) an electronic chat between a derivatives trader employed by the Settling Firm and a broker employed at an interdealer brokerage firm, (ii) a

UBS 9(c)	5

subsequent submission for the London InterBank Offered Rate for Japanese Yen (“Yen LIBOR”) to Thomson Reuters, and (iii) a subsequent publication of a Yen LIBOR rate through international and interstate wires, at least one of which passed through, among other locations and facilities, servers located in Stamford, Connecticut.

Pursuant to a plea agreement (the “Plea Agreement”), the Settling Firm entered a plea of guilty (the “Guilty Plea”) on December 19, 2012 in the District Court. In the Plea Agreement, the Settling Firm, among other things, agreed to a fine of $100 million. The Applicants expect that the District Court will enter a judgment against the Settling Firm (the “Judgment”) that will require remedies that are materially the same as set forth in the Plea Agreement.

In addition, UBS AG has entered into a non-prosecution agreement with U.S. Department of Justice, dated December 19, 2012 (the “Non-Prosecution Agreement”) relating to submissions of the Yen LIBOR and other benchmark interest rates. In the Non-Prosecution Agreement, UBS AG has agreed to, among other things, (i) provide full cooperation with the Department of Justice and any other law enforcement or government agency designated by the Department of Justice until the conclusion of all investigations and prosecutions arising out of the conduct described in the Non-Prosecution Agreement; (ii) strengthen its internal controls as required by certain other U.S. and non-U.S. regulatory agencies that have addressed the misconduct described in the Non-Prosecution Agreement; and (iii) the payment of $500 million, which includes amounts incurred by the Settling Firm for criminal penalties arising from the Judgment. The individuals at the Settling Firm or any other Covered Person who were identified by the Settling Firm, UBS AG or any U.S. or non-U.S. regulatory or enforcement agencies as being responsible for the conduct charged in the Information or described in the Factual Basis for Plea, attached as an exhibit to the Plea Agreement (the “Factual Basis for Plea”), have either resigned or have been terminated.

UBS 9(c)	6

II.	Application of Section 9 of the Act

Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act, or as principal underwriter for any registered open-end investment company, registered unit investment trust or registered face-amount certificate company if the person “within 10 years has been convicted of any felony or misdemeanor . . . arising out of such person’s conduct as [a] broker [or] dealer.” Section 2(a)(10) of the Act defines the term “convicted” to include a plea of guilty. Section 9(a)(3) extends the prohibitions of Section 9(a)(1) to a company, any “affiliated person” of which is disqualified under the provisions of section 9(a)(1). “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others,

(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person.

Taken together, Sections 9(a)(1) and 9(a)(3) would have the effect of precluding each Applicant from acting as an adviser, sub-adviser or depositor for any RIC or ESC subject to Section 9 or as a principal underwriter for any Open-End Fund, FACC or UIT. The Guilty Plea would result in a disqualification of each Applicant for ten years under Section 9(a)(3) because the Settling Firm is an Affiliated Person of each of the other Applicants within the meaning of Section 2(a)(3) of the Act and would become the subject of a conviction described in Section 9(a)(1). Other Covered Persons would be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a RIC or ESC subject to Section 9.

UBS 9(c)	7

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a).6

III.	Statement in Support of Application

In support of their position that the Commission should issue the Orders, the Applicants assert the following.

A.	Limited Scope of the Misconduct

The conduct charged in the Information or described in the Factual Basis for Plea did not involve any of the Applicants acting as an investment adviser or depositor of any RIC or ESC, or principal underwriter for any Open-End Fund, UIT or FACC. The conduct charged in the Information or described in the Factual Basis for Plea similarly did not involve any RIC or ESC with respect to which the Settling Firm engaged in Fund Service Activities.7 The legislative

[6]	Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).
[7]	The Settling Firm does not engage, and has not engaged, in Fund Service Activities.

UBS 9(c)	8

history of Section 9 indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”8 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like the Applicants. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case. That is, it was not intended that a RIC or ESC would have to be deprived of its management or an Open-End Fund or UIT of its distribution because of charged violations that are not even remotely related to the manager’s or distributor’s Fund Service Activities. In the absence of improper practices relating to their Fund Service Activities, therefore, the Applicants submit that Section 9(a) should not operate to bar them from serving the RICs, the ESCs and their shareholders.

As a result of the foregoing, the conduct of the Applicants has not been such to make it against the public interest or the protection of investors to grant the Application.

B.	Hardships on the RICs and their Shareholders

The inability of the Applicants that serve as investment adviser or sub-adviser to the Funds (the “Adviser Applicants”) to continue providing such services to Funds would result in the Funds and their shareholders facing potential hardship.9 Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply

[8]	Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).
[9]	The Adviser Applicants are UBS Alternative, the UBS Alternative Managers, and UBS Global AM Americas.

UBS 9(c)	9

to the Adviser Applicants because those disqualifications would deprive the Funds of the advisory or sub-advisory services that shareholders expected the Funds would receive when they decided to invest in the Funds. Uncertainty caused by prohibiting the Adviser Applicants that currently serve as investment advisers to Funds from continuing to serve the Funds in an advisory or sub-advisory capacity would disrupt investment strategies and might result in large net redemptions of shares of the Funds, which could frustrate efforts to manage effectively the Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders. In addition, disqualifying the Adviser Applicants could result in substantial costs to the Funds and others because of the need to obtain shareholder approvals of new investment advisory or sub-advisory agreements with a new adviser or sub-adviser. The costs of obtaining such approvals could be substantial and would include the costs of: (1) identifying a suitable successor investment adviser or sub-adviser; (2) calling a special meeting of the boards of directors of the Funds; (3) preparing, printing and mailing proxy materials to all shareholders; (4) actively soliciting shareholder proxies and tabulating those proxies; and (5) holding the shareholder meetings. The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Funds and their shareholders.

Similarly, the inability of UBS Global AM US (the only Applicant that currently serves as a principal underwriter to Open-End Funds) to continue to serve in that capacity would result in potential hardship to the Open-End Funds and their shareholders. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to UBS Global AM US because to do so would deprive the shareholders of those Open-End Funds of the services they selected in investing in the Open-End Funds. In addition, the Open-End Funds would have to expend time and other resources to engage one or more

UBS 9(c)	10

substitute principal underwriters, which would not, in any event, replicate the selling network established by UBS Global AM US. The prohibitions of Section 9(a) could, therefore, operate to the detriment of the financial interests of such Open-End Funds and their shareholders.

Finally, the inability of UBSFS to continue to serve as co-principal underwriter for the UITs would result in potential hardship to the UITs, their unit holders and their trustees.10 Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to UBSFS because to do so would deprive the unit holders of the services that UBSFS provides.

C.	Adverse Effect on Applicants and the ESCs

If the Adviser Applicants were barred under Section 9(a) from providing investment advisory services to Funds and were unable to obtain the requested exemption, the effect on their businesses and employees would be severe. The Adviser Applicants have committed substantial capital and other resources to establishing expertise in advising and sub-advising Funds. Without relief under Section 9(c), the Adviser Applicants would be prevented from offering advisory services that represent a valuable part of the total financial services they offer. In the case of certain Adviser Applicants, the effects would be particularly dire, as investment advisory activities represent a very substantial part of their business.

Similarly, if UBS Global AM US was barred under Section 9(a) from continuing to provide underwriting services to the Open-End Funds and was unable to obtain the requested exemption, the effect on its current business and employees would be severe. UBS Global AM US has committed substantial capital and other resources to establish expertise in underwriting the securities of Open-End Funds and to establish networks to distribute Open-End Fund shares.

[10]	UBSFS is the only Applicant that currently serves as principal underwriter for a UIT.

UBS 9(c)	11

Without relief under Section 9(c), UBS Global AM US would be prevented from offering Open-End Fund share distribution services that present a valuable part of the total financial services it offers.

Similarly, if UBSFS was barred under Section 9(a) from continuing to serve as co-principal underwriter to the UITs and was unable to obtain the requested exemption, the effect on its current business and employees would be severe. UBSFS has committed substantial capital and other resources to developing expertise in connection with its distribution of UITs.

Prohibiting the Applicants from engaging in Fund Service Activities would not only adversely affect their business, but would also adversely affect their employees who are involved in these activities. Approximately 500 employees of the Applicants are actively involved in the provision of Fund Service Activities. Many of these employees could experience significant difficulties in finding alternative, fund-related employment. For these reasons, the imposition of the Section 9(a) disqualification on the Applicants would be unduly and disproportionately severe.

Disqualifying UBS AG and ESC GP from continuing to provide investment advisory services to the ESCs is not in the public interest or in furtherance of the protection of investors.11 It would not be consistent with the purposes of the employees’ securities company provisions of the Act or the representations made in the ESC Application to require another entity not affiliated with UBS AG to manage the ESCs. In addition, participating employees of UBS AG and its affiliates subscribed for interests in the ESCs with the expectation that the ESCs would be managed by an affiliate of UBS AG.

[11]	UBS AG and ESC GP are the only Applicants that currently provide investment advisory services to ESCs.

UBS 9(c)	12

Finally, disqualifying the Applicants from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe given the remedial actions that the Settling Firm will take to address the activity charged in the Information or described in the Factual Basis for Plea.

D.	Absence of Any Connection Between the Misconduct and Applicants’ Fund Service Activities

The conduct charged in the Information or described in the Factual Basis for Plea did not involve any of the Applicants’ Fund Service Activities. The Settling Firm does not serve in any of the capacities described in section 9(a) of the Act. Similarly, the conduct charged in the Information or described in the Factual Basis for Plea did not involve any Fund or ESC with respect to which the Applicants provided Fund Service Activities.

E.	No Involvement of Applicants’ Personnel

Applicants note that (i) none of the current or former directors, officers or employees of the Applicants (other than certain personnel of the Settling Firm and UBS AG who were not involved in any of the Applicants’ Fund Service Activities) had any knowledge of, or had any involvement in, the conduct charged in the Information or described in the Factual Basis for Plea; (ii) no former employee of the Settling Firm or any Covered Person who previously has been or who subsequently may be identified by the Settling Firm, UBS AG or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the conduct charged in the Information or described in the Factual Basis for Plea will be an officer, director, or employee of any Applicant or any other Covered Person; (iii) those identified employees have had no, and will not have any future, involvement in the Covered Persons’ activities in any capacity described in section 9(a) of the Act; and (iv) because the personnel of the Applicants (other than certain personnel of the Settling Firm and UBS AG who were not involved in any of

UBS 9(c)	13

the Applicants’ Fund Service Activities) did not have any involvement in the conduct charged in the Information or described in the Factual Basis for Plea, shareholders of those RICs and ESCs were not affected any differently than if those RICs and ESCs had received services from any other non-affiliated investment adviser or principal underwriter.

F.	Remedial Actions to Address the Misconduct

After extensive investigation, the Department of Justice and UBS AG have negotiated a settlement reflected in the Non-Prosecution Agreement and the Plea Agreement. UBS AG and the Settling Firm have agreed to comply with several undertakings pursuant to the Non-Prosecution Agreement and the Plea Agreement, including, among other things, the following: (i) providing full cooperation with the Department of Justice and any other law enforcement or government agency designated by the Department of Justice until the conclusion of all investigations and prosecutions arising out of the conduct described in the Non-Prosecution Agreement; (ii) further strengthening internal controls as required by the Swiss Financial Market Services Authority, the U.S. Commodity Futures Trading Commission, the Japanese Financial Services Authority (the “JFSA”), the U.K. Financial Services Authority and any other regulatory or enforcement agencies that have addressed the misconduct described in the Non-Prosecution Agreement; and (iii) the payment of $500 million, which includes amounts incurred by the Settling Firm for criminal penalties arising from the Judgment.

In the Non-Prosecution Agreement, the Department of Justice states that UBS AG’s cooperation has been “exceptional in many important aspects.” The Non-Prosecution Agreement notes that UBS AG, among other things, (i) conducted a thorough investigation of the misconduct, reported all findings to the Department of Justice and sought to effectively remediate problems; (ii) has provided highly valuable information that significantly expanded

UBS 9(c)	14

and advanced the regulatory and criminal investigations; and (iii) made positive changes in management, compliance, training, and how it responds to regulatory and criminal investigations. In particular, the Non-Prosecution Agreement states that the Department of Justice has received favorable reports from the JFSA regarding the Settling Firm’s effective implementation of the remedial measures that the JFSA imposed pursuant to its previous findings against the Settling Firm relating to the manipulation of Yen benchmarks.

As a result of the foregoing, the Applicants respectfully submit that granting an exemption as requested in the Application would be consistent with the public interest and the protection of investors.

G.	Actions Taken with Respect to the Funds

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of the investors, the Applicants agree that they will, as soon as reasonably practical, distribute to the boards of directors (“Boards”) of the Funds written materials describing the circumstances that led to the Guilty Plea, any impact on the Funds and this Application. The written materials will include an offer to discuss the materials at an in-person meeting with each Board for which the Applicants provide Fund Service Activities, including the directors who are not “interested persons” of such Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in rule 0-1(a)(6) under the Act. The Applicants undertake to provide such Funds’ Boards with all information concerning the Plea Agreement and this Application necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws and will provide them a copy of the Judgment as entered by the District Court.

UBS 9(c)	15

H.	Applicants’ Prior Section 9(c) Orders

UBSFS and other Applicants previously obtained an exemptive order under Section 9(c) of the Act in relation to certain activities by former employees of UBSFS with respect to the temporary investment of proceeds of tax-exempt municipal securities in reinvestment products such as guaranteed investment contracts, repurchase agreements, and forward purchase agreements.12 The complaint giving rise to this matter alleged, among other things, that, beginning in 2000 and continuing through 2004, former employees of UBSFS participated in conduct in connection with the competitive bidding for these products that involved the steering of business to UBSFS and the submission of purposefully non-winning bids in UBSFS’s capacity as a reinvestment provider, and the steering of business to other firms in UBSFS’s capacity as a bidding agent. These practices were alleged to have affected the prices for certain of the reinvestment products at issue and the certifications required under applicable Treasury regulations. The complaint alleged that UBSFS violated Section 15(c) of the Exchange Act.

UBS AG and other Applicants previously obtained an exemptive order under Section 9(c) of the Act in relation to certain cross-border activities by UBS AG.13 The complaint giving rise to this matter alleged, among other things, that from at least 1999 through 2008, UBS AG acted as an unregistered broker-dealer and investment adviser to thousands of United States clients by providing cross-border brokerage and investment advisory services to those clients largely through individuals known as client advisors. The complaint alleged that UBS AG violated Section 15(a) of the Exchange Act and Section 203(a) of the Advisers Act.

[12]	In the Matter of UBS AG, et al.; Notice and Temporary Order, Inv. Co. Act Rel. No. 29666 (May 9, 2011); Order, Inv. Co. Act Rel. No. 29690 (June 6, 2011). UBSFS was known as UBS PaineWebber during a large portion of the time period during which the allegations described in this paragraph occurred.
[13]	In the Matter of UBS AG, et al.; Notice and Temporary Order, Inv. Co. Act Rel. No. 28652 (March 19, 2009); Order, Inv. Co. Act Rel. No. 28695 (April 14, 2009).

UBS 9(c)	16

UBS AG and the other Applicants previously obtained an exemptive order under Section 9(c) of the Act in relation to the marketing and sale of auction rate securities (“ARS”) by UBS Securities LLC (“UBS Securities”), an affiliate of UBS AG, and UBSFS.14 The complaint giving rise to this matter alleged, among other things, that UBS Securities and UBSFS misled tens of thousands of their customers regarding the fundamental nature and increasing risks associated with ARS that UBS Securities and UBSFS underwrote, marketed and sold. The complaint alleged that UBS Securities and UBSFS violated Section 15(c) of the Exchange Act.

UBS Securities and certain other Applicants previously obtained an exemptive order under Section 9(c) of the Act in relation to research analyst conflicts of interest.15 The complaint giving rise to this matter alleged that UBS Securities violated Section 17(b) of the Securities Act of 1933 (the “Securities Act”), NYSE Rules 342, 401, 472 and 476 and NASD Rules 2110, 2210 and 3010 by engaging in acts and practices that created or maintained inappropriate influence by UBS Securities’ investment banking business over the research analysts in UBS Securities’ research department.

In addition, when UBSFS was known as PaineWebber, it obtained two exemptive orders under Section 9(c). The exemptions were granted in 1990 and 1994 with respect to issues unrelated to this Application.

On May 23, 1990, PaineWebber filed an application, amended June 13, 1990, pursuant to Section 9(c), with respect to the employment of three individuals subject to a securities-related injunction. The Commission found that PaineWebber was unaware of the significance of the

[14]	In the Matter of UBS Securities LLC et al., Notice and Temporary Order, Inv. Co. Act Rel. No. 28569 (Dec. 23, 2008); Order, Inv. Co. Act Rel. No. 28606 (Jan. 16, 2009).
[15]	In the Matter of UBS Securities LLC et al., Notice, Inv. Co. Act Rel. No. 26245 (Oct. 31, 2003); Order, Inv. Co. Act Rel. No. 27047 (Aug. 25, 2005).

UBS 9(c)	17

injunctions, and that the conduct that precipitated the injunctions was unrelated to the provision of investment advice or to acting as depositor or underwriter for any RIC. The Commission granted the 1990 application, and exempted PaineWebber from the disqualification provisions of Section 9(c) with respect to the employment of three individuals who were subject to securities-related injunctions.16

On December 12, 1994, PaineWebber filed an application, amended December 16, 1994, pursuant to Section 9(c), seeking an exemption for the purposes of employing an individual subject to a securities-related injunction. The individual, Stanley S. Trotman, had consented to the entry of a final judgment and order of permanent injunction on or about December 19, 1985 in an action commenced by the Commission. The Commission’s complaint had alleged that Mr. Trotman, while employed for Drexel Burnham Lambert Group (“Drexel”), had violated Sections 17(a)(2) and (3) of the Securities Act in connection with Drexel’s due diligence investigation for the underwriting of approximately $25.6 million of securities issued by Flight Transportation Corporation in June 1982. Prior 9(c) waivers had been requested and granted on Mr. Trotman’s behalf in conjunction with his continued employment at Drexel,17 and subsequent employment at Kidder Peabody & Co. Incorporated.18 On December 19, 1994, the Commission issued a temporary order under Section 9(c) granting PaineWebber relief from the prohibitions of Section 9(a) resulting from the injunction and on January 13, 1995, the Commission granted PaineWebber a permanent order under Section 9(c).19

[16]	In the Matter of PaineWebber Incorporated, Notice, Inv. Co. Act Rel. No. 17588 (July 16, 1990); Order, Inv. Co. Act Rel. No. 17789 (Oct. 10, 1990).
[17]	See In the Matter of Drexel Burnham Lambert Inc., Notice, Inv. Co. Act Rel. No. 14862 (Dec. 20, 1985); Order, Inv. Co. Act Rel. No. 14954 (Feb. 24, 1986).
[18]	See In the Matter of Kidder, Peabody & Co. Incorporated, Notice, Inv. Co. Act Rel. No. 17509 (May 24, 1990); Order, Inv. Co. Act Rel. No. 17545 (June 20, 1990).
[19]	In the Matter of PaineWebber Incorporated, Notice, Inv. Co. Act Rel. No. 20785 (Dec. 19, 1994); Order, Inv. Co. Act Rel. No. 20838 (Jan. 13, 1995).

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Because these previously obtained Section 9(c) orders were necessitated by actions brought by the Commission involving facts and circumstances that do not bear on this Application, they have little, if any, relevance to whether this Application should be granted. Rather, this Application should be evaluated on its own merits, and granted for the reasons discussed above.

I.	Applicants’ Conditions

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

Neither the Applicants nor any of the other Covered Persons will employ any of the former employees of the Settling Firm or any other Covered Person who previously have been or who subsequently may be identified by the Settling Firm, UBS AG or any U.S. or non-U.S. regulatory or enforcement agency as having been responsible for the conduct charged in the Information or described in the Factual Basis for Plea, in any capacity, without first making a further application to the Commission pursuant to section 9(c).

J.	Conclusion

For the reasons set forth above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

UBS 9(c)	19

IV.	Authorization

Pursuant to rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

UBS AG

UBS IB Co-Investment 2001 GP Limited

Karen Yen

UBS AG

1285 Avenue of the Americas

New York, NY 10019

UBS Global Asset Management (Americas) Inc.

UBS Global Asset Management (US) Inc.

Mark F. Kemper

UBS AG

One North Wacker Drive

Chicago, IL 60606

UBS Financial Services Inc.

Rob Forsyth

UBS Financial Services Inc.

1200 Harbor Boulevard

Weehawken, NJ 07086

UBS Alternative and Quantitative Investments LLC

UBS Willow Management, L.L.C.

UBS Eucalyptus Management, L.L.C.

UBS Juniper Management, L.L.C.

James Hnilo

UBS AG

One North Wacker Drive

Chicago, IL 60606

UBS Securities Japan Co., Ltd.

Sarah M. Starkweather

677 Washington Boulevard

Stamford, CT 06901

UBS 9(c)	20

with a copy to:

Kenneth J. Berman

Debevoise & Plimpton LLP

555 13th Street NW

Washington, DC 20004

(202) 383-8000

The Applicants request that the Commission issue the requested Orders pursuant to rule 0-5 under the Act without conducting a hearing.

Pursuant to rule 0-2(c)(l) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The certifications required by rule 0-2(c)(l) under the Act are attached as Exhibits A-1 through A-10 of this Application, and the verifications required by rule 0-2(d) under the Act are included in the signature pages to this Application.

UBS 9(c)	21

The Applicant named below has caused this Application to be duly signed on its behalf on December 19, 2012. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS AG

By:	/s/ Mark Shelton
Name:	Mark Shelton
Title:	Group Managing Director

UBS AG

By:	/s/ Karen Yen
Name:	Karen Yen
Title:	Executive Director and Counsel

UBS 9(c)

The Applicant named below has caused this Application to be duly signed on its behalf on December 19, 2012. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-9 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS IB CO-INVESTMENT 2001 GP LIMITED

By:	/s/ Brian Burkholder
Name:	Brian Burkholder
Title:	Director

UBS 9(c)

The Applicant named below has caused this Application to be duly signed on its behalf on December 19, 2012. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS FINANCIAL SERVICES INC.

By:	/s/ Rob Forsyth
Name:	Rob Forsyth
Title:	Director

UBS FINANCIAL SERVICES INC.

By:	/s/ Jonathan Eisenberg
Name:	Jonathan Eisenberg
Title:	Managing Director
General Counsel

UBS 9(c)

The Applicant named below has caused this Application to be duly signed on its behalf on December 19, 2012. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-3 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS ALTERNATIVE AND QUANTITATIVE INVESTMENTS LLC

By:	/s/ William Ferri
Name:	William Ferri
Title:	Global Head

UBS ALTERNATIVE AND QUANTITATIVE INVESTMENTS LLC

By:	/s/ Nicholas J. Vagra
Name:	Nicholas J. Vagra
Title:	Managing Director

UBS 9(c)

The Applicant named below has caused this Application to be duly signed on its behalf on December 19, 2012. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-4 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS WILLOW MANAGEMENT, L.L.C.

By:	UBS Alternative and Quantitative Investments LLC, its managing member

By:	/s/ William Ferri
Name:	William Ferri
Title:	Global Head UBS Alternative and Quantitative Investments LLC

UBS 9(c)

The Applicant named below has caused this Application to be duly signed on its behalf on December 19, 2012. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-5 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS EUCALYPTUS MANAGEMENT, L.L.C.

By:	UBS Alternative and Quantitative Investments LLC, its managing member

By:	/s/ William Ferri
Name:	William Ferri
Title:	Global Head UBS Alternative and Quantitative Investments LLC

UBS 9(c)

The Applicant named below has caused this Application to be duly signed on its behalf on December 19, 2012. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-6 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS JUNIPER MANAGEMENT, L.L.C.

By:	UBS Alternative and Quantitative Investments LLC, its managing member

By:	/s/ William Ferri
Name:	William Ferri
Title:	Global Head
UBS Alternative and Quantitative Investments LLC

UBS 9(c)

The Applicant named below has caused this Application to be duly signed on its behalf on December 19, 2012. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-7 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

By:	/s/ Mark F. Kemper
Name:	Mark F. Kemper
Title:	Managing Director and Associate General Counsel

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

By:	/s/ Michael J. Calhoun
Name:	Michael J. Calhoun
Title:	Executive Director

UBS 9(c)

The Applicant named below has caused this Application to be duly signed on its behalf on December 19, 2012. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-8 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS GLOBAL ASSET MANAGEMENT (US) INC.

By:	/s/ Mark F. Kemper
Name:	Mark F. Kemper
Title:	Managing Director and Associate General Counsel

UBS GLOBAL ASSET MANAGEMENT (US) INC.

By:	/s/ Michael J. Calhoun
Name:	Michael J. Calhoun
Title:	Executive Director

UBS 9(c)

The Applicant named below has caused this Application to be duly signed on its behalf on December 19, 2012. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-10 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS SECURITIES JAPAN CO., LTD.

By:	/s/ Zenji Nakamura
Name:	Zenji Nakamura
Title:	Chief Executive Officer
Representative Director

UBS SECURITIES JAPAN CO., LTD.

By:	/s/ Sumio Kuriaki
Name:	Sumio Kuriaki
Title:	Director

UBS 9(c)

Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, being duly elected Director of UBS AG (“UBS AG”), does hereby certify that this Application is signed by Mark Shelton, Group Managing Director of UBS AG, and Karen Yen, elected Executive Director and Counsel of UBS AG, pursuant to the general authority vested in them as such under Article X of the organization regulations of UBS AG.

IN WITNESS WHEREOF, I have set my hand this December 19, 2012.

UBS AG

By:	/s/ Jane Nutson
Name:	Jane Nutson
Title:	Director

UBS 9(c)

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being duly appointed Executive Director of UBS Financial Services Inc. (“UBSFS”), does hereby certify that this Application is signed by Rob Forsyth, elected Director of UBSFS, and Jonathan Eisenberg, elected General Counsel of UBSFS, pursuant to the general authority vested in them as such under UBS policy and required documents.

IN WITNESS WHEREOF, I have set my hand this December 19, 2012.

UBS FINANCIAL SERVICES INC.

By:	/s/ Tambra King
Name:	Tambra King
Title:	Executive Director

UBS 9(c)

Exhibit A-3

Authorization

Officer’s Certificate

The undersigned, being duly appointed Managing Director of UBS Alternative and Quantitative Investments LLC (“UBS Alternative”), does hereby certify that this Application is signed by William Ferri, Global Head of UBS Alternative and Nicholas J. Vagra, elected Managing Director of UBS Alternative, pursuant to the general authority vested in him or her as such under UBS policy and required documents.

IN WITNESS WHEREOF, I have set my hand this December 19, 2012.

UBS ALTERNATIVE AND QUANTITATIVE INVESTMENTS LLC

By:	/s/ James Hnilo
Name:	James Hnilo
Title:	Managing Director

UBS 9(c)

Exhibit A-4

Authorization

Officer’s Certificate

The undersigned, being duly appointed Managing Director of UBS Alternative and Quantitative Investments LLC (“UBS Alternative”), managing member of UBS Willow Management, L.L.C. (“UBS Willow”), does hereby certify that this Application is signed by William Ferri, Global Head of UBS Alternative, on behalf of UBS Willow pursuant to the general authority vested in him or her as Global Head of the managing member of UBS Willow.

IN WITNESS WHEREOF, I have set my hand this December 19, 2012.

UBS WILLOW MANAGEMENT, L.L.C.

By:	UBS Alternative and Quantitative Investments LLC, its managing member

By:	/s/ James Hnilo
Name:	James Hnilo
Title:	Managing Director
UBS Alternative and Quantitative Investments LLC

UBS 9(c)

Exhibit A-5

Authorization

Officer’s Certificate

The undersigned, being duly appointed Managing Director of UBS Alternative and Quantitative Investments LLC (“UBS Alternative”), managing member of UBS Eucalyptus Management, L.L.C. (“UBS Eucalyptus”), does hereby certify that this Application is signed by William Ferri, Global Head of UBS Alternative, on behalf of UBS Eucalyptus pursuant to the general authority vested in him or her as Global Head of the managing member of UBS Eucalyptus.

IN WITNESS WHEREOF, I have set my hand this December 19, 2012.

UBS EUCALYPTUS MANAGEMENT, L.L.C.

By:	UBS Alternative and Quantitative Investments LLC, its managing member

By:	/s/ James Hnilo
Name:	James Hnilo
Title:	Managing Director
UBS Alternative and Quantitative Investments LLC

UBS 9(c)

Exhibit A-6

Authorization

Officer’s Certificate

The undersigned, being duly appointed Managing Director of UBS Alternative and Quantitative Investments LLC (“UBS Alternative”), managing member of UBS Juniper Management, L.L.C. (“UBS Juniper”), does hereby certify that this Application is signed by William Ferri, Global Head of UBS Alternative, on behalf of UBS Juniper pursuant to the general authority vested in him or her as Global Head of the managing member of UBS Juniper.

IN WITNESS WHEREOF, I have set my hand this December 19, 2012.

UBS JUNIPER MANAGEMENT, L.L.C.

By:	UBS Alternative and Quantitative Investments LLC, its managing member

By:	/s/ James Hnilo
Name:	James Hnilo
Title:	Managing Director
UBS Alternative and Quantitative Investments LLC

UBS 9(c)

Exhibit A-7

Authorization

Officer’s Certificate

The undersigned, being duly elected Group Managing Director of UBS Global Asset Management (Americas) Inc. (“UBS Global AM Americas”), does hereby certify that this Application is signed by Mark F. Kemper, elected Managing Director and Associate General Counsel of UBS Global AM Americas, and Michael J. Calhoun, elected Executive Director of UBS Global AM Americas, pursuant to the general authority vested in them as such under the UBS Global Asset Management Authorized Signature Policy.

IN WITNESS WHEREOF, I have set my hand this December 19, 2012.

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

By:	/s/ Shawn Lytle
Name:	Shawn Lytle
Title:	Group Managing Director

UBS 9(c)

Exhibit A-8

Authorization

Officer’s Certificate

The undersigned, being duly elected Group Managing Director of UBS Global Asset Management (US) Inc. (“UBS Global AM US”), does hereby certify that this Application is signed by Mark F. Kemper, elected Managing Director and Associate General Counsel of UBS Global AM US, and Michael J. Calhoun, elected Executive Director of UBS Global AM US, pursuant to the general authority vested in them as such under the UBS Global Asset Management Authorized Signature Policy.

IN WITNESS WHEREOF, I have set my hand this December 19, 2012.

UBS GLOBAL ASSET MANAGEMENT (US) INC.

By:	/s/ Shawn Lytle
Name:	Shawn Lytle
Title:	Group Managing Director

UBS 9(c)

Exhibit A-9

Authorization

Officer’s Certificate

The undersigned, being duly elected Director of UBS IB Co-Investment 2001 GP Limited (“ESC GP”), does hereby certify that this Application is signed by Brian Burkholder, elected Director of ESC GP, pursuant to the general authority vested in him or her as such under the Articles of Association.

IN WITNESS WHEREOF, I have set my hand this December 19, 2012.

UBS IB CO-INVESTMENT 2001 GP LIMITED

By:	/s/ Darren Stainrod
Name:	Darren Stainrod
Title:	Director

UBS 9(c)

Exhibit A-10

Authorization

Officer’s Certificate

The undersigned, being duly appointed Legal Counsel for UBS Securities Japan Co., Ltd. (“UBS-SJC”), does hereby certify that this Application is signed by Zenji Nakamura, Chief Executive Officer and Representative Director, and Sumio Kuriaki, Director, pursuant to the general authority vested in them as such under Article 349 of the Companies Law of Japan, and also under Section 24 of the Organization Regulations of UBS AG.

IN WITNESS WHEREOF, I have set my hand this December 19, 2012.

UBS SECURITIES JAPAN CO., LTD.

By:	/s/ Fumitaka Eshima
Name:	Fumitaka Eshima
Title:	Legal Counsel

UBS 9(c)

Annex A

Part 1-A

Funds for Which UBS Alternative Provides Investment Management Services

O’Connor Fund of Funds: Equity Opportunity LLC

O’Connor Fund of Funds: Event LLC

O’Connor Fund of Funds: Long/Short Credit Strategies

O’Connor Fund of Funds: Long/Short Strategies LLC

O’Connor Fund of Funds: Multi-Strategy

O’Connor Fund of Funds: Technology LLC

O’Connor Fund of Funds: Aggregated Alpha Strategies LLC

Part 1-B

Funds for Which the UBS Alternative Managers Provide Investment Management Services

UBS Eucalyptus Fund, L.L.C.

UBS Juniper Crossover Fund, L.L.C.

UBS Willow Fund, L.L.C.

UBS 9(c)	42

Annex A

Part 2

Funds for Which UBS Global AM Americas Provides Investment Management Services

As Primary Investment Adviser:

UBS Cashfund Inc.
UBS Managed Municipal Trust
UBS RMA New York Municipal Money Fund
UBS RMA California Municipal Money Fund
UBS RMA Money Fund Inc.
UBS RMA Money Market Portfolio
UBS RMA U.S. Government Portfolio
UBS Retirement Money Fund
UBS RMA Tax-Free Fund Inc.
Fort Dearborn Income Securities Inc.
Global High Income Fund Inc.
Managed High Yield Plus Fund Inc.
Strategic Global Income Fund, Inc.
UBS Funds
UBS U.S. Equity Opportunity Fund
UBS U.S. Small Cap Equity Fund
UBS U.S. Small Cap Growth Fund
UBS U.S. Real Estate Equity Fund
UBS Emerging Markets Debt Fund
UBS Emerging Markets Equity Fund
UBS Global Allocation Fund
UBS Global Bond Fund
UBS U.S. Large Cap Equity Fund
UBS International Equity Fund
UBS Dynamic Alpha Fund
UBS U.S. Equity Alpha Fund
UBS Global Frontier Fund
UBS Core Plus Bond Fund
UBS Equity Long-Short Multi-Strategy Fund
UBS Fixed Income Opportunities Fund
UBS Multi-Asset Income Fund
UBS Investment Trust
UBS U.S. Allocation Fund
UBS Master Series, Inc.
UBS Money Market Fund
UBS Money Series
UBS Liquid Assets Fund
UBS Cash Reserves Fund
UBS Select Prime Institutional Fund
UBS Select Treasury Institutional Fund

UBS 9(c)	43

UBS Select Tax-Free Institutional Fund
UBS Select Prime Preferred Fund
UBS Select Treasury Preferred Fund
UBS Select Tax-Free Preferred Fund
UBS Select Prime Investor Fund
UBS Select Treasury Investor Fund
UBS Select Tax-Free Investor Fund
UBS Select Prime Capital Fund
UBS Select Treasury Capital Fund
UBS Select Tax-Free Capital Fund
UBS PACE Select Advisors Trust*
PACE® International Equity Investments
PACE® Small/Medium Co Growth Equity Investments
PACE® Small/Medium Co Value Equity Investments
PACE® Large Co Growth Equity Investments
PACE® Large Co Value Equity Investments
PACE® International Emerging Markets Equity Investments
PACE® Global Real Estate Investments
PACE® Municipal Fixed Income Investments
PACE® Strategic Fixed Income Investments
PACE® Intermediate Fixed Income Investments
PACE® Government Securities Fixed Income Investments
PACE® International Fixed Income Investments
PACE® High Yield Investments
PACE® Alternative Strategies Investments
UBS Relationship Funds
UBS Global Securities Relationship Fund
UBS Emerging Markets Equity Relationship Fund
UBS International Equity Relationship Fund
UBS Small Cap Equity Relationship Fund
UBS U.S. Equity Alpha Relationship Fund
UBS U.S. Large Cap Equity Relationship Fund
UBS High Yield Relationship Fund
UBS Opportunistic Emerging Markets Debt Relationship Fund
UBS Cash Management Prime Relationship Fund
UBS Global Corporate Bond Relationship Fund
UBS Credit Bond Relationship Fund
UBS Global (Ex-US) All Cap Growth Relationship Fund
UBS U.S. Treasury Inflation Protected Securities Relationship Fund
SMA Relationship Trust
Series M
Series T
Series A
Series G
Series S

UBS 9(c)	44

Master Trust

Prime Master Fund

Treasury Master Fund

Tax-Free Master Fund

As Sub-Adviser:

EQ Advisors Trust

EQ/UBS Growth and Income Portfolio

ING Partners, Inc.

ING UBS US Large Cap Equity Portfolio

JNL Series Trust

Jackson National UBS US Growth Equity Fund

Laudus Trust

Laudus Growth Investors U.S. Large Cap Growth Fund

Lincoln Variable Insurance Products Trust

LVIP UBS Large Cap Growth Equity Fund

MFS Series Trust XIII

MFS Diversified Target Return Fund

Nationwide Mutual Funds Series

Nationwide International Value Fund

Nationwide Global Equity Fund

Nationwide High Yield Bond Fund

Pacific Life Funds

PL Large-Cap Growth Fund

Pacific Select Fund

Large-Cap Growth Portfolio

Russell Investment Company

Russell Emerging Markets Fund

USAA Mutual Funds Trust

USAA Growth & Income Fund

VALIC Company II

International Small Cap Equity Fund

*	Certain of the series of this trust are sub-advised by one or more sub-advisers. No sub-adviser is affiliated with UBS Global AM US or UBS Global AM Americas.

UBS 9(c)	45

Annex A

Part 3

Funds for which UBS Global AM US Serves as Principal Underwriter

UBS Cashfund Inc.

UBS Investment Trust

UBS U.S. Allocation Fund

UBS Money Series*

UBS Managed Municipal Trust*

UBS Master Series, Inc.

UBS Money Market Fund

UBS RMA Money Fund, Inc.*

UBS RMA Tax-Free Fund, Inc.

UBS PACE Select Advisors Trust*

UBS Funds*

SMA Relationship Trust*

*	This Fund has multiple series or portfolios. UBS Global AM US serves as principal underwriter for all series or portfolios of the Fund.

UBS 9(c)	46

Annex A

Part 4

UITs for which UBSFS Serves as Co-Principal Underwriter

Guggenheim Short Duration High Yield Trust Series 12

Guggenheim Short Duration High Yield Trust Series 13

Guggenheim Short Duration High Yield Trust Series 14

Guggenheim Short Duration High Yield Trust Series 15

Guggenheim Short Duration High Yield Trust Series 16

Guggenheim Short Duration High Yield Trust Series 17

Guggenheim Short Duration High Yield Trust Series 18

Guggenheim Short Duration High Yield Trust Series 19

Guggenheim Short Duration High Yield Trust Series 20

Guggenheim Short Duration High Yield Trust Series 21

Global Bond Income Trust Series, Series 3

UBS 9(c)	47